[ Janus Henderson Investors US LLC Letterhead ]

July 2, 2024

VIA EDGAR

Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendment No. 319

Dear Mr. Foor:

This letter responds to comments to Post-Effective Amendment No. 319 (the “Amendment”) to the Registrant’s registration statement on Form N-1A that were provided by telephone on June 4, 2024, by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson Transition Fund (the Fund”). All terms not defined herein shall have the meanings set forth in the Amendment. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: Referring to the bracketed disclosure, the Staff noted that it may have further comments on the Amendment after the disclosure is finalized.

Response: The Registrant acknowledges the Staff’s comment.

2.	Staff Comment: The Staff requested a completed fee table and expense example for the Fund at least a week prior to the effective date of the registration statement.

Response: The Registrant has provided a completed fee table and expense example for the Fund in Appendix A to this letter.

3.	Staff Comment: The Staff requested that the Registrant include any other fees that are applicable to the Fund such as fees applicable to a wrap account.

Response: The Registrant confirms that the only fees and expenses to be borne by the Fund, and charged by the Adviser and its affiliates, are set forth in the fee table in Appendix A.

4.	Staff Comment: The Staff asked the Registrant to explain the types of clients that would utilize the Fund.

Response: The Fund is designed to be a transition management vehicle for financial intermediaries, as record owners of Initial Fund shares, for their clients, the beneficial owners of Initial Fund shares.

5.	Staff Comment: The Staff asked the Registrant to clarify if the references to shareholders in the principal investment strategies are natural persons or other funds.

Response: Shareholders would include financial intermediaries, as the record owner of Initial Fund shares, for their clients, the beneficial owners of Initial Fund shares. The Adviser does not have access to or visibility into the beneficial owners of the Initial Fund shares that are owned through financial intermediaries.

6.	Staff Comment: The Staff asked the Registrant to address whether the financial intermediary referenced in the Amendment is an affiliate of the Fund.

Response: The Registrant confirms that prior to the investment in the Fund, a financial intermediary would not be an affiliate of the Fund, however, following its investment, the financial intermediary would be an affiliate solely as a result of its holdings in the Fund. A financial intermediary would not otherwise be affiliated with the Fund, the Adviser, or the Adviser’s affiliates.

7.	Staff Comment: The Staff requested that the Registrant clarify whether the Fund was intended to be offered to more than one investor.

Response: The Registrant confirms that the Fund is not intended to be offered to more than one investor.

Please call me at (312) 356-6858 with any questions or comments.

Respectfully,

/s/ Abigail Murray

Abigail Murray, Esq.

Vice President, Chief Legal Counsel, and Secretary to the Registrant

cc:	Mary Clarke-Pearson, Esq. Thea Kelley

Appendix A

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.00%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)(2)	0.00%
Total Annual Fund Operating Expenses(1)(2)	0.00%

(1)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period.

(2)	Janus Henderson Investors US LLC (the “Adviser”) does not charge a management fee. In addition, the Adviser has contractually agreed to pay the Fund’s ordinary operating expenses, except that the Fund is responsible for and has assumed the obligation to pay all acquired fund fees and expenses, portfolio transaction expenses (including but not limited to brokerage and commission expenses), interest expenses in connection with investment activities, taxes and extraordinary and non-routine expenses.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$0	$0

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